                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.  )


                                TEARDROP GOLF COMPANY
                                ---------------------
                                   (NAME OF ISSUER)


                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       ---------------------------------------
                            (TITLE OF CLASS OF SECURITIES)



                                      0008781901
                                     ------------
                                    (CUSIP NUMBER)


                                STEVEN C. BARRE, ESQ.
                              ASSOCIATE GENERAL COUNSEL
                                U.S. INDUSTRIES, INC.
                                101 WOOD AVENUE SOUTH
                               ISELIN, NEW JERSEY 08830
                                 TEL:  (732) 767-2234
            --------------------------------------------------------------
                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  NOVEMBER 10, 1997
                         ------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B) (3) OR (4), CHECK THE FOLLOWING BOX / /.

CUSIP No. 0008781901                  13D                 Page  2  of 15  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     U.S. INDUSTRIES, INC.
     22-3369326
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of                     (7) Sole Voting
Shares
Beneficially                      -0-
Owned                        --------------------------------------------------
by Each                      (8) Shared Voting Power
Reporting
Person With                       2,333,333
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

                                  2,333,333
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,333,333
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     51.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0008781901                  13D                 Page  3  of 15  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     USI AMERICAN HOLDINGS, INC.
     22-3363062
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of                     (7) Sole Voting
Shares
Beneficially                      -0-
Owned                        --------------------------------------------------
by Each                      (8) Shared Voting Power
Reporting
Person With                       2,333,333
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

                                  2,333,333
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,333,333
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     51.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0008781901                  13D                 Page  4  of 15  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JACUZZI INC.
     51-035288
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of                     (7) Sole Voting
Shares
Beneficially                      -0-
Owned                        --------------------------------------------------
by Each                      (8) Shared Voting Power
Reporting
Person With                       2,333,333
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

                                  2,333,333
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,333,333
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     51.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0008781901                  13D                 Page  5  of 15  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JUSI HOLDINGS, INC.
     22-3364074
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of                     (7) Sole Voting
Shares
Beneficially                      -0-
Owned                        --------------------------------------------------
by Each                      (8) Shared Voting Power
Reporting
Person With                       2,333,333
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

                                  2,333,333
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,333,333
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     51.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 0008781901                  13D                 Page  6  of 15  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     TA LIQUIDATION CORP., f/k/a TOMMY ARMOUR GOLF COMPANY
     51-0305225
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of                     (7) Sole Voting
Shares
Beneficially                      -0-
Owned                        --------------------------------------------------
by Each                      (8) Shared Voting Power
Reporting
Person With                       2,333,333
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power

                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power

                                  2,333,333
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,333,333
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     51.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of TearDrop Golf Company, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1080 Lousons Road, Union, New Jersey 07083.

Item 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by a group consisting of U.S. Industries, Inc., a Delaware corporation ("USI"), its wholly-owned subsidiary USI American Holdings, Inc., a Delaware corporation ("Holdings"), Holdings's wholly-owned subsidiary Jacuzzi Inc., a Delaware corporation ("Jacuzzi"), Jacuzzi's wholly-owned subsidiary JUSI Holdings, Inc., a Delaware corporation ("JUSI") and JUSI's wholly-owned subsidiary TA Liquidation Corp. ("TAL," formerly known as Tommy Armour Golf Company), a Delaware corporation.

         The group shall collectively be known as the "Filers", and individually as a "Filer." USI, Holdings and JUSI have their executive offices at 101 Wood Avenue South, Iselin, New Jersey, 08830. Jacuzzi has its executive offices at 2121 N. California Blvd., Walnut Creek, California 94596-1136. TAL has its executive offices 8350 N. Lehigh Avenue, Morton Grove, Illinois, 60053.

         The name, address, and present principal occupation of the directors and executive officers of the Filers are set forth on an exhibit hereto. During the last five years, neither any of the Filers, nor, to the Filers' knowledge, any of their directors and officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Except as provided otherwise on Exhibit 1, each director and executive officer named therein is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Filers acquired the Common Stock and the Preferred Stock in connection with an Asset Purchase Agreement (the "Asset Purchase Agreement", a copy of which is filed as an exhibit hereto) dated October 31, 1997, by and among TearDrop Golf Company, a Delaware corporation; its subsidiary, TearDrop Acquisition Corp; and four wholly-owned subsidiaries of USI, including TAL; Holdings; USI Canada Inc., an Ontario corporation ("Canada"); and Tommy Armour Golf (Scotland) Ltd., a company incorporated with limited liability under the laws of Scotland ("Scotland"). Upon execution of the Asset Purchase Agreement, the Issuer issued 50,000 shares of Common Stock in the name of TAL.

         Upon closing of the transactions contemplated by the Asset Purchase Agreement on November 10, 1997 (the "Closing Date"), the Issuer acquired certain assets of TAL, Canada and Scotland for consideration including $10 million in cash, 1 million shares of the Common Stock (including the 50,000 shares referred to above), and 100,000 shares of Series A Cumulative Convertible Preferred Stock (the "Preferred Stock"). The Preferred Stock is immediately convertible into 1,333,333 shares of Common Stock, at a conversion price of $7.50 per share, except where a notice of redemption is delivered by the Issuer calling for redemption within the first six months of the original issue date. The Common Stock and the Preferred Stock are held by TAL.

    The closing bid price for Common Stock on November 7, 1997 was $5.625 per share.

Item 4.  PURPOSE OF TRANSACTION.

         The Filers have acquired the Common Stock and Preferred Stock as consideration under the Asset Purchase Agreement.

         Pursuant to the Asset Purchase Agreement, the Filers have the right, shared with Canada and Scotland, to the appointment of one member of the Issuer's Board of Directors for so long as they collectively own more than 200,000 shares of Common Stock. In addition, the Filers become entitled to appoint an observer to attend meetings of the Board at such time as their ownership of Common Stock exceeds 400,000 shares.

         Furthermore, for so long as the Preferred Stock remains outstanding, in the event the Issuer: (1) fails to pay dividends in respect of the Preferred Stock, (2) fails to redeem Preferred Stock when required, (3) makes dividends or stock repurchases other than as permitted, (4) fails to obtain the consent of the Holders of the Preferred Stock as required for certain extraordinary corporate actions, (5) fails to observe any covenant regarding the Preferred Stock, or (6) fails to perform any term of the Asset Purchase Agreement, and the Issuer fails to cure any such occurrence within 30 days after it occurred, the Filers will have the right to appoint a majority of the Issuer's Board of Directors. In addition, the Issuer is required to redeem the Preferred Stock on the fifth anniversary of the Closing Date and, in certain circumstances, the Preferred Stock may be required to be sooner redeemed at the option of the Filers. The Issuer, at its option, has the right to redeem the Preferred Stock at any time. For a more comprehensive discussion of the rights of the holders of Preferred Stock, the Filers make reference to the Certificate of Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights and Qualifications, Limitations and Restrictions Thereof of the Series A Stock (the "Certificate of Designations", a copy of which is filed as an exhibit hereto).

         Pursuant to a Registration Agreement dated November 10, 1997 by and between the Issuer and TAL (the "Registration Agreement", a copy of which is filed as an exhibit hereto), the Issuer has agreed to cause the Common Stock, the Preferred Stock and the Common Stock issuable upon conversion of the Preferred Stock to be registered with the Securities and Exchange Commission within 120 days of the Closing Date, or 150 days from the date thereof, where the regulations of the Commission render the ability of the Issuer to satisfy the 120-day requirement impracticable. Pursuant to the Asset Purchase Agreement, the Filers may not dispose of the Common Stock until 120 days from the Closing Date.

         The Filers are holding the Common Stock and Preferred Stock as an investment as a result of the sale of certain assets to the Issuer. The Filers have no current intention of acquiring additional securities of the Issuer. The Filers may dispose of the Preferred Stock through the exercise of various rights pertaining to redemption of the Preferred Stock as set forth in the Certificate of Designation. In addition, the Filers may dispose of the Common Stock or the Preferred Stock, directly or indirectly, in open-market (upon registration of the securities) or privately negotiated transactions, subject to their continuing evaluation of the performance and prospects of the Issuer and upon other developments and circumstances including, without limitation, general economic, market and business conditions. The Filers reserve the right to formulate other purposes, plans or proposals, to the extent deemed advisable in light of future developments and circumstances.

         Other than as described in this Statement, the Filers do not presently have plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, or any other transactions of the type required to be disclosed under Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) After giving effect to the transactions described above, the Filers beneficially own 2,333,333 shares of Common Stock. TAL holds all 1,000,000 shares of Common Stock, and the 100,000 shares of Preferred Stock, which are immediately convertible into 1,333,333 shares of Common Stock. By reason of their relationship with TAL, USI, Holdings, Jacuzzi and JUSI may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of, and, accordingly, may be deemed to beneficially own solely for purposes of this Schedule 13D, the same 2,333,333 shares of Common Stock. Upon exercise of the conversion rights, such shares would represent 51.6% of the total number of issued and outstanding shares of Common Stock.

         (b) By reason of TAL's relationship with USI, Holdings, Jacuzzi and JUSI, all of the Filers may be deemed to have shared power to vote and dispose of the Common Stock.

         (c) On October 31, 1997, upon execution of the Asset Purchase Agreement, the Issuer issued 50,000 shares of Common Stock in the name of TAL. The balance of the 1,000,000 shares noted above were issued to TAL on November 10, 1997.

         (d) No other person is known by the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

         (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in response to Item 4 is incorporated herein by reference. Other than as described herein, to the Filers' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following is filed herewith as an Exhibit to this Schedule 13D:

         1.   List of Directors and Officers of the Filers.

         2. Asset Purchase Agreement, dated October 31, 1997, by and among TAL, USI Canada Inc., Tommy Armour Golf (Scotland) Ltd., USI American Holdings, Inc., TearDrop Golf Company and TearDrop Acquisition Corp.

         3.   Certificate of Designations.

         4. Registration Agreement dated November 10, 1997 by and between the Issuer and TAL.

         5.   Joint Filing Agreement pursuant to Rule 13d-1(f).

                                      SIGNATURES
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:

                                  U.S. INDUSTRIES, INC.



                                       /s/ George H. MacLean
                                  ----------------------------------------
                                  BY:  George H. MacLean,
                                       Senior Vice President

                                  USI AMERICAN HOLDINGS, INC.



                                       /s/ George H. MacLean
                                  ----------------------------------------
                                  BY:  George H. MacLean,
                                       Senior Vice President

                                  JACUZZI INC.



                                       /s/ George H. MacLean
                                  ----------------------------------------
                                  BY:  George H. MacLean,
                                       Vice President

                                  JUSI HOLDINGS, INC.



                                       /s/ George H. MacLean
                                  ----------------------------------------
                                  BY:  George H. MacLean,
                                       Senior Vice President

                                  TA LIQUIDATION CORP.



                                       /s/ George H. MacLean
                                  ----------------------------------------
                                  BY:  George H. MacLean,
                                       Vice President